September 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neptune Insurance Holdings Inc.
Registration Statement on Form S-1
File No. 333-289995

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Neptune Insurance Holdings Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Mark Mushkin at (212) 506-3507.

The Registrant hereby authorizes Mark Mushkin of Orrick, Herrington & Sutcliffe LLP to orally modify or withdraw this request for acceleration.

Thank you for your assistance in this matter.

Kind regards,

NEPTUNE INSURANCE HOLDINGS INC.

By:	/s/ Jim Steiner
Name:	Jim Steiner
Title:	Chief Financial Officer

cc:	Trevor Burgess, Neptune Insurance Holdings Inc.
Jim Steiner, Neptune Insurance Holdings Inc.
Matt Duffy, Neptune Insurance Holdings Inc.
Michael J. Sullivan, Orrick, Herrington & Sutcliffe LLP
James D. Evans, Orrick, Herrington & Sutcliffe LLP
Mark Mushkin, Orrick, Herrington & Sutcliffe LLP
Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP